Computershare

82-18

Francine Beauséjour
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7590
Direct fax : (514) 982-7580
Francine.beausejour@computershare.com

04 APR 16 7:21

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

April 2, 2004

04024366

BY COURIER

United States Securities &
Exchange Commission
Office of International Corporate
Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C. 20549 U.S.A.

PROCESSED
APR 21 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs:

RE: DOMTAR INC.

The following material has been sent by prepaid mail on April 1, 2004 to each shareholder of the Corporation.

1. Annual Report 2003 including Audited Annual Financial Statements as at December 31, 2003 and 2002 (English or French)
2. Letter from the President and Chief Executive Officer dated April 1, 2004 accompanied by the Notice of the Annual and Special Meeting of the Holders of Common Shares and the Management Proxy Circular (English or French)
3. Proxy combined with Quarterly Financial Statements Request (English or French)
4. Franked Proxy Return Envelope (Bilingual)
   Canada, United States and Foreign

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

F. Beauséjour

Francine Beauséjour

FB/sc

Encls.

c.c.: Domtar Inc.

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